October 27, 2010

QMM: NYSE Amex
QTA: TSX Venture
NR-19-10

QUATERRA ANNOUNCES COMPLETION OF PRIVATE PLACEMENT FINANCING

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) announced today that it has completed its previously announced private placement offering of units. The Company issued an aggregate of 11,724,200 units at a price of C$1.45 per unit raising gross proceeds of C$17,000,090, including the exercise of the full underwriters' option of C$1,949,887.50. Each unit consists of one common share in the share capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "warrant"). Each warrant entitles the holder thereof to purchase one additional Common Share upon payment of the exercise price of C$1.90 on or before 5:00 p.m. (Toronto time) on October 27, 2012.

GMP Securities L.P. (“GMP”) acted as sole agent with respect to the offering. GMP received a 6.0% cash commission and broker options entitling it to purchase such number of units as is equal to 6.0% of the units sold under the offering.

The common shares and warrants are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on February 28, 2011.

The Company has received conditional approval from the TSX Venture Exchange and the approval of NYSE Amex for the listing of the common shares underlying the units sold and issued under the private placement and the broker options. The Company is required to complete certain filings with the TSX Venture Exchange to satisfy certain listing conditions of the TSX Venture Exchange to obtain final approval.

The net proceeds raised will be used to fund the Company’s exploration program, as well as for other general administrative and corporate purposes.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.